

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Todd Bankofier
Chief Executive Officer
AudioEye, Inc.
5210 E. Williams Circle, Suite 750
Tucson, Arizona 85711

      Re: AudioEye, Inc.
          Registration Statement on Form S-1
          Filed September 4, 2018
          File No. 333-227183

Dear Mr. Bankofier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services

cc: Jenifer Renzenbrink Smith